MCI ENTERS DEFINITIVE AGREEMENT TO SELL INVESTMENT IN EMBRATEL TO TELMEX

Transfer of equity will be transparent to Embratel and MCI customers in Brazil

Mexico City, March 15, 2004 - MCI (WCOEQ, MCWEQ) and Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) have entered into a definitive agreement to sell MCI's investment in Embratel Participações (NYSE: EMT; BOVESPA: EBTP3, EBTP4) to TELMEX for USD$360 million in cash. Completion of the sale is subject to approval by the U.S. Bankruptcy Court and Brazilian regulatory authorities with filings to antitrust and securities authorities. The TELMEX offer was approved by both the MCI Board of Directors and the Official Committee of Unsecured Creditors.

The investment in Embratel is a 19.26 percent economic interest and a 51.79 percent voting interest. The sale of MCI's investment in Embratel will have no impact on MCI's customers in Brazil, whose service from Embratel will continue as usual.

"MCI will have an ongoing relationship with Embratel, enabling us to continue to provide our Brazilian customers with the highest quality services," said Jonathan Crane, MCI executive vice president and chief strategy officer. "Through Embratel, and ultimately, TELMEX, MCI will have the opportunity to deploy new technologies and services to more business customers in South America."

"Brazil is South America's largest economy and Embratel is among Brazil's most highly respected and competitively-driven telecommunications companies," said Jose Formoso, executive vice president of TELMEX international operations. "This combination presented extremely attractive opportunities to TELMEX - to establish our presence in a growing market and to work alongside Embratel to continue building upon the solid business and service reputation they have established in Brazil. We look forward to a successful partnership with Embratel and its employees."

About TELMEX

TELMEX is the leading Telecommunications Company in Mexico with 15.7 million telephone lines in service, 2.2 million line equivalents for data transmission and 1.4 million Internet accounts. TELMEX offers telecommunications services through a 74 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. More information about TELMEX can be accessed on the Internet at Telmex's Website.

About WorldCom, Inc.

WorldCom, Inc. (WCOEQ, MCWEQ), which, together with its subsidiaries, currently conducts business under the MCI brand name, is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry's most expansive global IP backbone, based on the number of company-owned points-of-presence (POPs), and wholly-owned data networks, WorldCom develops the converged communications products and services that are the foundation for commerce and communications in today's market. For more information, go to MCI's Website.

This press release contains forward-looking statements that involve inherent risk uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements.